Zentek Announces Start of Phase Two Testing of ZenGUARD™ -

Coated Filters Under ISC Testing Stream Contract

Guelph, ON - April 11, 2022, further to its press release dated November 30,2021, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a Canadian intellectual property development and commercialization company, announces that after successful completion of Phase 1 testing of its ZenGUARD™-coated HVAC filters, it will proceed to Phase 2 testing within its Innovation Solutions Canada ("ISC") Testing Stream contract.

Pursuant to its press release dated November 30, 2021, the Company announced that it has been awarded a research and development test contract through the ISC Testing Stream Call for Proposals to test ZenGUARD™-coated HVAC filters with interest from three different units within the National Research Council of Canada ("NRC"). The goal of the testing was to demonstrate: (i) a net reduction in the airborne viral load with ZenGUARD™ coating applied to standard filters; (ii) no modifications required to existing HVAC systems to achieve (i) above; (iii) no reduction in air flow rates, which means air exchange rates in the space will be unchanged; and (iv) no reduction in the air quality as the ZenGUARD™ coating will be tested to ensure it does not contribute particles into the air stream.

Phase 1 testing was conducted by CremCo Laboratories ("CCL") with assistance by the Aerospace Research Centre ("ARC"), a department of the National Research Council of Canada ("NRC"). A test rig was installed inside an aerobiology chamber to push air through HVAC filter material with test organisms to study how these live airborne organisms were reduced by the ZenGUARD™ coating. Testing involved multiple samples with repeated tests so that each filter's performance could be compared. It was determined that all Phase 1 targets were met including sufficient reduction in live airborne test organisms, no significant shedding of the ZenGUARD™ coating, and air flow rates that were not impacted by the coating.

"We are pleased to confirm that Phase 1 testing of our ZenGUARD™ coating was successful in reducing airborne organisms from passing through coated filter material while not inhibiting air flow," said Greg Fenton, CEO of Zentek. "Moving into Phase 2 testing of our patent-pending, antimicrobial coating in a real-world classroom environment is aimed to generate additional safety and efficacy data. The importance of indoor air quality and improving health is a top priority for numerous organizations globally - including the Canadian and U.S. governments - and this is an important commercialization milestone for Zentek in this critical area."

Phase 2 testing will commence shortly and be conducted at ARC with assistance from CCL. Airborne test organisms will again be used, and testing will be conducted in a controlled environment. The objective of Phase 2 testing is to demonstrate a reduction in live airborne surrogate contamination within a modular classroom environment, simulating a real- world environment.

By testing ZenGUARD™-coated HVAC filters, NRC is also expected to gain the knowledge and equipment to evaluate how airborne infectious diseases spread within aircraft cabins and other indoor spaces. The Testing Department has three units interested in Zentek's ZenGUARD™ innovation: Centre for Air Travel Research, Construction Research Centre, and Real Property Planning and Management.

The ISC Testing Stream aims to evaluate, test, and procure innovative late- stage pre-commercial prototypes, and create pools of pre-qualified innovations that Canada may select from to address a broad range of the Government of Canada organizations' requirements.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei

Tel: (212) 655-0924

Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward- looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward- looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.